Exhibit 12

AmerisourceBergen Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended September 30,
(in thousands, except ratios)	2017	2016	2015	2014	2013
Determination of earnings:
Income from continuing operations before income taxes	$917,887	$1,390,910	$268,964	$669,863	$822,032
Add:
Loss (gain) on equity investments	8,822	(582)	30,833	172	113
Fixed charges (excluding capitalized interest)	161,153	157,666	123,818	95,760	92,352
Amortization of capitalized interest	1,676	1,676	1,676	1,676	1,635
Total earnings available for fixed charges	$1,089,538	$1,549,670	$425,291	$767,471	$916,132

Fixed charges:
Interest expense	$149,042	$144,349	$112,021	$84,475	$81,477
Capitalized interest	1,269	—	—	—	—
Estimated interest portion of rent expense	12,111	13,317	11,797	11,285	10,875
Total fixed charges	$162,422	$157,666	$123,818	$95,760	$92,352
Ratio of earnings to fixed charges [1]	6.7	9.8	3.4	8.0	9.9
____________________
1 For purposes of computing the above ratios:

•	Earnings include $914.4 million of charges for litigation settlements and accruals in the fiscal year ended September 30, 2017.

•	Earnings include Warrants expense, a non-cash expense, of $140.3 million, $912.7 million, $422.7, and $90.1 million in the fiscal years ended September 30, 2016, 2015, 2014, and 2013, respectively.

•
Loss (gain) on equity investments includes an impairment charge of $30.6 million in fiscal 2015 related to the Company's minority interest in a pharmaceutical wholesaler in Brazil. There was no such impairment charge recorded in the fiscal years ended September 30, 2017, 2016, 2014, or 2013, respectively.